Exhibit 99.4

E-1-2022 E-DELIVERY IS EASY AND CONVENIENT. FOLLOW THESE SIMPLE STEPS NOW: At Sun Life we have a long-standing commitment to sustainability. As part of that commitment, we are accountable for the impact of our operations on the environment. Help us reduce the amount of printed material we produce: please consider receiving your investor information electronically. Go Digital! Go to www.proxyvote.com or use your smartphone to scan the QR code provided Enter the 16-digit control number from the enclosed Voting Instruction Form Vote and make your final submission Go to “More options for this meeting” Click on “Sign up for email delivery” Click “email” Enter your email address Read and accept the E-delivery Service Agreement Click “Submit” and you are done!